UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.  Press Release dated May 12, 2021: Safe Bulkers, Inc. Pursues its Fleet Renewal and Deleveraging Strategy:

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Acquisition of Two Post-Panamax Newbuilds

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Sale of Two Kamsarmax Vessels

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Prepayment of $27.3 million of Debt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2021

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Pursues its Fleet Renewal and Deleveraging Strategy:

-

Acquisition of Two Post-Panamax Newbuilds

-

Sale of Two Kamsarmax Vessels

-

Prepayment of $27.3 million of Debt

Monaco – May 12, 2021 -- Safe Bulkers, Inc. (the Company) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that in relation to its fleet renewal strategy, it has entered into agreements: i) for the acquisition of two Japanese-built, dry-bulk, Post-Panamax class, 87,000 dwt, newbuild vessels at attractive prices with scheduled delivery dates within the first and the second quarter of 2023 respectively; ii) for the sale of two Chinese 2012 built, Kamsarmax class, 82,000 dwt vessels at gross sale prices of $22.5 and $22.0 million with scheduled delivery dates within the second and third quarter of 2021 respectively.

The newbuild vessels are designed to meet the requirements of Energy Efficiency Design Index related to Green House Gas, GHG emissions, ‘EEDI, Phase 3’ and also comply with the NOx emissions regulation, NOx-Tier III and will be financed from the cash reserves of the Company.

In relation to vessel sales the company will pay prior to each delivery the respective associated debt in the aggregate amount of $28.0 million. Upon completion of the two sales the net liquidity is expected to increase by about $16.5 million.

In the context of our deleveraging strategy the company has scheduled to voluntarily prepay $27.3 million of debt in May 2021.

The Company’s consolidated debt before deferred financing costs has been reduced from $607.6 million in March 31, 2021 to $593.7 million as of today. On a pro-forma basis reflecting the above transactions and the previously announced sale and lease back agreement for an existing vessel of $24.3 million for the refinancing of a $16.3 million outstanding term loan facility the consolidated debt before deferred financing costs is expected to be further reduced to about $546.4 million.

Dr. Loukas Barmparis, President of the Company commented: “Safe Bulkers is continuing its renewal strategy since December 2020, by ordering two additional newbuilds with attractive delivery dates, bringing their total number to four GHG - EEDI Phase 3, NOx-Tier III newbuilds and one second hand acquisition and by selectively selling in total of four older vessels. At the same time the Company is accelerating its deleveraging, maintaining a strong liquidity position.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President Capital Link, Inc.

230 Park Avenue, Suite 1536 New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com